Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company ANNOUNCEMENT TO THE MARKET Itaú Unibanco Holding´s 2018 Form 20-F filed at the SEC and CVM Itaú Unibanco Holding S.A. (B3: ITUB3, ITUB4; NYSE: ITUB) filed its annual report on Form 20-F for the fiscal year ended in December 31, 2018 with the U.S. Securities and Exchange Commission ( SEC ). The 2018 Form 20-F is available on SEC’s website at (www.sec.gov), in English, and on Comissão de Valores Mobiliários’ (CVM - Brazilian Securities and Exchange Commission) website at (www.cvm.gov.br), in Portuguese, as well as on the Company’s Investor Relations website at (www.itau.com.br/investor-relations) in both languages. In addition, shareholders may receive a hard copy of the Company’s audited Financial Statements of the last fiscal year, free of charges, by requesting a copy to Investor Relations team by e-mail investor.relations@itau-unibanco.com.br, indicating your contacts and complete address. São Paulo (SP), April 30, 2019. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company ANNOUNCEMENT TO THE MARKET Itaú Unibanco Holding´s 2018 Form 20-F filed at the SEC and CVM Itaú Unibanco Holding S.A. (B3: ITUB3, ITUB4; NYSE: ITUB) filed its annual report on Form 20-F for the fiscal year ended in December 31, 2018 with the U.S. Securities and Exchange Commission ( SEC ). The 2018 Form 20-F is available on SEC’s website at (www.sec.gov), in English, and on Comissão de Valores Mobiliários’ (CVM - Brazilian Securities and Exchange Commission) website at (www.cvm.gov.br), in Portuguese, as well as on the Company’s Investor Relations website at (www.itau.com.br/investor-relations) in both languages. In addition, shareholders may receive a hard copy of the Company’s audited Financial Statements of the last fiscal year, free of charges, by requesting a copy to Investor Relations team by e-mail investor.relations@itau-unibanco.com.br, indicating your contacts and complete address. São Paulo (SP), April 30, 2019. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations